GLACIER ENTERPRISES, INC.
                        c/o William Tay, P.O. Box 42198
                       Philadelphia, Pennsylvania 19101
                            Tel/Fax: (917) 591-2648
                              Email: wtay@56k.net


                                        July 20, 2009

FILED VIA EDGAR

Attention: Chanda DeLong, Staff Attorney, Division of Corporation Finance U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:    Glacier Enterprises, Inc.
       Amendment No. 1 to Form 10
       Filed July 14, 2009
       File No. 0-53686

Dear Ms. DeLong,

In response to your verbal comment on July 17, 2009, we are hereby filing on Form CORRESP a "blacklined" version (in PDF format) of Amendment No. 1 to Form 10, filed by Glacier Enterprises, Inc. on July 14, 2009.

We trust the above to be satisfactory. If you have any questions or require anything further please give us a call or email us at wtay@56k.net.

Sincerely,

Glacier Enterprises, Inc.


/s/ William Tay
--------------------------------------
William Tay
President and Director

(Enclosure)